

September 13, 2012

Via E-mail
Mr. Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J2S1

> **Re: Barrick Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **Response dated August 23, 2012**
> **File No. 001-09059**

Dear Mr. Al-Joundi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Financial Statements

Notes to Financial Statements

2. Significant Accounting Policies
A) Statement of Compliance, page 91

1.   We note your response to comment 2. Your response did not address our comment, thus the comment will be reissued. Please provide, in a supplemental response, an explanation of the nature of any mandatory exceptions, as set forth in paragraphs 14-17 and Appendix

B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

M) Property, Plant & Equipment
Mineral Properties
i) Acquired Mining Properties, page 97

2. We note in your response to our prior comment 3 that as a result of the process improvement that occurred during 2010 you believe the projected production levels, which include a portion of inferred mineral resources contained in the life of mine plans for 2011 and onwards, represent the appropriate denominator for your units of production depreciation calculations. Please provide us with a detailed discussion that explains the significant improvements that were made and clarify why and how the new process has increased your accuracy over your previous process. Please ensure your response addresses the following:

- Please clarify whether you apply the accounting policy to include the portion of resources expected to be extracted economically to determine your units of production depreciation calculation to all of your mines or on a mine-by-mine basis.

- Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as proven and probable reserves.

- Provide us with your history of converting resources into proven and probable reserves.

- Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

- Explain to us whether or not and why historical trends are indicative of future conversion rates.

- If you have a consistent track record of converting resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves.

- Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

3.   Please explain to us why and how you determined that your estimates of resources, such as the inferred mineral resources, used to calculate your units of production depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

4.   We note from your response to our prior comment 3 that you implemented global standards to determine the inferred mineral resources to be included in your life of mine plans. Please tell us which standards you implemented. Additionally, if those standards are different from National Instrument 43-101, please explain to us the nature of the differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining